April 24, 2012

VIA EDGAR

The United States Securities and
Exchange Commission
100 F Street NE
Washington, D.C. 20549

Subject:	Platinum Edge
Nationwide Life Insurance Company
SEC File No. 333-49112
CIK 0001127203

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Nationwide Life Insurance Company respectfully requests acceleration of the effective date of the registration statement.  It is desired that the registration statement become effective on May 1, 2012.

The undersigned is an Officer of Nationwide Life Insurance Company and is duly authorized to request accelerated effectiveness of the registration statement.

Please call Nooree Kim at (614) 249-8061 should you have any questions.

Sincerely,

NATIONWIDE LIFE INSURANCE COMPANY

/s/ CATHY MARASCO

Cathy Marasco
Associate Vice President
Product Development

cc:	Ms. Rebecca Marquigny Stop 5-6 Office of Insurance Products